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                                                                     EXHIBIT 2.6

                                 PROMISSORY NOTE

$73,830,000                                                      Dayton, Ohio
                                                                 April 30, 1997

FOR VALUE RECEIVED, the undersigned, Smith & Wesson ("Borrower"), a corporation organized and existing under the laws of the State of Delaware, promises to pay to the order of Tomkins Corporation ("Payee") the sum of SEVENTY THREE MILLION EIGHT HUNDRED THIRTY THOUSAND DOLLARS together with interest from the date hereof at the rate of nine percent (9.0%) per annum, payable monthly on the last day of Borrower's accounting period for said month. Interest at the aforesaid rate on the outstanding principal balance shall be calculated on the basis of a 360-day year but charged for the actual number of days in any year or part thereof.

All payments received by the holder hereunder shall be applied first to the payment of accrued interest and then to the reduction of principal. If not sooner paid, the entire principal balance, together with accrued interest thereon, shall be due and payable on April 30, 2004.

No prepayments or partial payments may be made on account of principal without the express written consent of the holder of this Note.

The undersigned shall be in default hereunder upon the happening of any of the following:

              (a) the failure to perform or pay, when due, any obligation evidenced by this Note or any other note, instrument, document or other agreement given to the holder hereof, now or in the future;

              (b) if any warranty, representation or statement made or furnished to any holder hereof by or on behalf of the undersigned or any endorser or guarantor hereof was false in any material respect when made or furnished;

              (c) if there occurs the dissolution, termination of existence or business failure of any of the undersigned or any endorser or guarantor hereof, or if there is commenced any proceeding


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                     under any bankruptcy or insolvency laws by or against any
                     of the undersigned or any endorser or guarantor hereof, or if any such entity shall make an assignment for the benefit of creditors; or

              (d) if any event occurs which results in the acceleration of the maturity of indebtedness of any of the undersigned to the holder hereof or others under any other undertaking.

After default, this Note shall bear interest at the lower of the highest rate permitted by law or fifteen percent (15%) per annum.

Upon default or at any time thereafter, the holder may, with notice, declare any and all obligations owed to it, whether hereunder or otherwise by the undersigned immediately due and payable.

In the event this Note is placed in the hands of an attorney for enforcement, the undersigned shall pay all reasonable attorneys' fees and costs incurred by the holder hereof in connection therewith.

The undersigned shall not be released or discharged from liability to the holder by reason of an extension of the time for payment of any installment or installments owing or due upon the obligation owing hereon, or by reason of any waiver of any term or condition of this Note.

The undersigned waives presentment for payment, demand for payment, protest and notice of protest, nonpayment, dishonor, and notice of the holder's election to accelerate the unpaid principal balance as provided above.

This Note shall be construed (both as to validity and performance) and enforced in accordance with and governed by the laws of the State of Delaware.


Attest:                             SMITH & WESSON


____________________________        ________________________
George S. Pappayliou                Daniel J. Disser
Asst. Secretary                     Vice President & C.F.O.


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